April 6, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Allergan plc

Application for Withdrawal on Form RW

for Registration Statement on Form S-4 (Registration No. 333-209967)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Allergan plc (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-4 (File No. 333-209967), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), filed with the Commission on March 7, 2016.

The Company requests withdrawal of the Registration Statement because, as reported on the Company’s Current Report on Form 8-K, filed with the Commission on April 6, 2016, the Company, Pfizer Inc. (“Pfizer”) and the other parties named therein entered into a Termination Agreement (the “Termination Agreement”), dated as of April 6, 2016, under which the parties agreed to terminate the Agreement and Plan of Merger, dated as of November 22, 2015 (as amended, the “Merger Agreement”) among the Company, Pfizer and certain other parties named therein by mutual written consent. As a result of the termination of the Merger Agreement, the proposed offering of the Company’s ordinary shares to be registered under the Registration Statement will not occur. Because the proposed offering will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement and all exhibits and amendments thereto be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

Please forward a copy of the order consenting to the withdrawal to the undersigned via mail at Allergan plc, Morris Corporate Center III, 400 Interpace Parkway, Parsippany, NJ 07054, with copies to Paul J. Shim and James E. Langston via facsimile at (212) 225-3999.

If you require additional information, please do not hesitate to contact the undersigned at (862) 261-8830, Paul J. Shim at (212) 225-2930 or James E. Langston at (212) 225-2784.

Very truly yours,

/s/ A. Robert D. Bailey

A. Robert D. Bailey
Chief Legal Officer and Corporate Secretary
Allergan plc

cc:	Suzanne Hayes

Erin Jaskot

Irene Paik

Securities and Exchange Commission

Paul J. Shim

James E. Langston

Cleary Gottlieb Steen & Hamilton LLP

Edward D. Herlihy

David K. Lam

Alison Z. Preiss

Wachtell, Lipton, Rosen & Katz